KIRKLAND LAKE GOLD FILES EARLY WARNING REPORT

Toronto, Ontario - November 13, 2020 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that it has filed an early warning report in connection with the disposition of 1,095,900 common shares of Novo Resources Corp. ("Novo").

Between August 13, 2020 and November 12, 2020, the Company disposed of 1,095,900 common shares of Novo (the "NVO Shares") through the facilities of the Toronto Stock Exchange at an average price of $3.46 per NVO Share for a total consideration of $3,794,054. Prior to the dispositions, the Company held 29,081,568 NVO Shares and 14,000,000 warrants of Novo (the "NVO Warrants") representing approximately 15.41% of the then issued and outstanding NVO Shares on a non-diluted basis and 21.25% on a partially diluted basis, assuming the exercise of the Novo Warrants. The Novo Warrants held by the Company expired unexercised on September 6, 2020. As a result, following the completion of these dispositions and together with Novo's various issuances from treasury, the Company has decreased its holdings in Novo by 3.8%. Immediately following this disposition, the Company now holds 27,985,668 NVO Shares representing 12.1% of the issued and outstanding NVO Shares on a non-diluted basis.

The NVO Shares were sold for investment purposes. Kirkland Lake Gold may, depending on market conditions, increase acquire or dispose of additional common shares or other securities of Novo in the future whether in transactions over the open market or through privately negotiated arrangements or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities.

This press release is being issued in pursuant to National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which also requires a report to be filed with the regulatory authorities in each jurisdiction in which the Issuer is a reporting issuer containing information with respect to the foregoing matters (the "Early Warning Report"). A copy of the Early Warning Report will be filed on the Issuers profile of Novo on SEDAR and may also be obtained by contacting the Company at 416-840-7884 or by email at info@kl.gold. Novo's head office is located at c/o 595 Burrard Street, Suite 2900, Vancouver, BC, Canada, V7X 1J5.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

For more information, please contact:

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations

Phone: +1 416-840-7884

E-mail: mutting@kl.gold

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Website : www.kl.gold

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and, in this press release, include information regarding the sale or purchase of additional securities of the Issuer in the future, on the open market or in private transactions.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form dated December 31, 2019 and its interim consolidated financial statements and related MD&A for the period ended June 30, 2020, which are filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

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